[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

February 9, 2017

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	CenturyLink, Inc. Registration Statement on Form S-4 Filed December 15, 2016 File No. 333-215121

Dear Mr. Spirgel:

Reference is made to the Registration Statement on Form S-4 (File No. 333-215121) (the “Registration Statement”) filed by CenturyLink, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2016, as amended on January 17, 2017, January 26, 2017 and February 9, 2017.

The Company hereby requests that the Registration Statement be made effective at 3:00 p.m. Eastern Standard Time on February 13, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (212) 403-1220 or DongJu Song at (212) 403-1166.

Very truly yours,

/s/ Eric S. Robinson

     Eric S. Robinson

Cc:	Stacey Goff, Executive Vice President and General Counsel, CenturyLink, Inc.
John Ryan, Chief Legal Officer and Secretary, Level 3 Communications, Inc.
David K. Boston, Willkie Farr & Gallagher LLP